Amendment No. 2 to Fifth Amended and Restated Bylaws of HCP, Inc.

Effective July 27, 2017, HCP, Inc. amended its Fifth Amended and Restated Bylaws, as amended, by replacing Article IX in its entirety with the following:

“ARTICLE IX
AMENDMENTS
SECTION 1. AMENDMENTS OF BYLAWS -- The stockholders by the affirmative vote of a majority of all the votes entitled to be cast on the matter, or the directors, by the affirmative vote of a majority of the entire Board of Directors, may amend or alter any of these Bylaws. Notwithstanding the foregoing, any amendment to Section 1 of Article III of the Bylaws which increases the number of directors by more than one (1) in any twelve (12) month period or increases the total number of directors to more than ten (10), and any amendment to this Section 1 of Article IX of the Bylaws, shall require approval by the Board of Directors by unanimous vote or approval by the stockholders of the Corporation by the affirmative vote of 90% of all votes entitled to be cast.”